SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 13D
(Rule 13d-101)

Amendment #5

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

American Financial Group, Inc.
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(Name of Issuer)

Common Stock, No Par Value
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(Title of Class of Securities)

025932 10 4
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(CUSIP Number)

Karl J. Grafe, Esq.
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2540
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

See Item 4
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [    ]

Page 1 of 5 Pages

CUSIP NO. 025932 10 4	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

S. Craig Lindner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

2,548,772

8	SHARED VOTING POWER

2,811,143

9	SOLE DISPOSITIVE POWER

2,548,772

10	SHARED DISPOSITIVE POWER

518,903

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

6,326,114

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.95%

14	TYPE OF REPORTING PERSON*

IN

Item 1.     Security and Issuer.

This Schedule 13D is filed on behalf of S. Craig Lindner (the "Reporting Person"), to amend and update his Schedule 13D most recently amended on July 16, 2010, relative to the Common Stock, No Par Value per share ("Common Stock") issued by American Financial Group, Inc. (referred to herein as "AFG").

The principal executive offices of AFG are located at One East Fourth Street, Cincinnati, Ohio 45202. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D, as amended.

Item 2.     Identity and Background.

(a) S. Craig Lindner

(b) One East Fourth Street, Cincinnati, Ohio 45202

(c) Individual Investor

(d) None

(e) None

(f) United States Citizen

Item 3.     Source and Amount of Funds or Other Consideration.

N/A

Item 4.     Purpose of Transaction.

The Reporting Person considers his beneficial ownership of AFG equity securities as an investment which he continues to evaluate. Although he has no present plans to do so, from time to time the Reporting Person may acquire additional AFG equity securities or dispose of some or all of the AFG equity securities which he beneficially owns.

Except as set forth in this Item 4, the Reporting Person presently has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

     As of December 10, 2010, the Reporting Person beneficially owned 6,326,114 shares (or approximately 5.95% of the outstanding shares) of AFG Common Stock, which amount includes 2,504,433 shares held in his family trust over which he has voting and dispositive power, 111,120 held by a trust over which his spouse has voting and dispositive power, 382,760 shares held in trusts over which his spouse has dispositive power, 14,339 shares held in a trust for the benefit of a child over which shares he has voting and dispositive power, 24,404 shares held either directly by his children, or in trust for the benefit of his children, over which trusts his spouse or children hold voting and dispositive power, 2,675,000 shares held in a limited liability company for which he shares voting and dispositive power, but for which he has no direct pecuniary interest, 619 shares held in a Charitable Lead Annuity Trust, over which he shares voting and dispositive power, 30,000 shares held in a charitable trust over which he shares voting and dispositive power but has no pecuniary interest, and 313,500 shares which may be acquired within 60 days through the exercise of options granted under the Option Plan.

Does not include 269,939 shares which are held in a trust for the benefit of his family for which third parties act as trustee with voting and dispositive power.

As of December 10, 2010, and within the prior 60-day period (other than as previously reported on Schedule 13D), the Reporting Person had engaged in the following transaction.

Date	Transaction	Number of Shares Acquired/Disposed	Price

9/16/2010	Gift	(20,000)	N/A
9/23/2010	Gift	(2,500)	N/A
10/15/2010	Gift	(10,000)	N/A
10/15/2010	Gift	(1,000)	N/A
11/4/2010	Open market sale	(75,000)	$31.5207(a)*
11/5/2010	Open market sale	(75,000)	$31.6817(b)*
11/8/2010	Open market sale	(50,000)	$31.4535(c)*

*The prices in these footnotes are a weighted average price. These shares were sold in multiple transactions at prices ranging from: (a) $31.49 to $31.59, (b) $31.60 to $31.87, (c) $31.40 to $31.62.

Also, on November 16, 2010, 30,000 shares were transferred from the Reporting Persons family trust to a charitable trust and 3,400 shares were transferred to trusts for his children. Additionally, on November 30, 2010, SCL Investments, LLC, a limited liability company for which the Reporting Person acted as Managing Member, dissolved and distributed the 1,485,000 shares to its members.

To the best knowledge and belief of the undersigned, other than as described herein, no transactions involving American Financial equity securities had been engaged in by the Reporting Person.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None

Item 7.   Material to be filed as Exhibits.

     (1) Power of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended (previously filed).

     After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:    December 14, 2010

Karl J. Grafe
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Karl J. Grafe, As Attorney-in-Fact for:
S. Craig Lindner